

Mail Stop 4631

June 13, 2018

Via E-mail
Alton Perkins
Chief Executive Officer
ATI Modular Technology Corporation
4700 Homewood Court, Suite 100
Raleigh, NC 27609

> **Re:** **ATI Modular Technology Corp.**
> **Amended Registration Statement on Form S-4**
> **Filed June 7, 2018**
> **File No. 333-221846**
>
> **Revised Information Statement on Schedule 14C**
> **Filed May 29, 2018**

Dear Mr. Perkins:

We have reviewed the above-captioned filings and have the following comments.

Form S-4/A filed on June 7, 2018

General

1. Your consent on file covers the audited financial statements for the year ended December 31, 2016. Please provide an updated auditors consent.

Cover Page

1. Please remove the statement that "the securities registered herein are being offered on a national securities exchange."

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Jeanne Baker, Staff Accountant, at (202) 551-369 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Anthony Paesano, Esq.